SI 19008778

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AxcessNet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 Partridge Lane
(No. and Street)

Concord	MA	01742
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eyal Shavit 978-287-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull, & Bitsoli, PC
(Name – *if individual, state last, first, middle name*)

306 Main Street	Worcester	MA	01608
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Eyal Shavit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AxcessNet, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN N. DUNNIGAN
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Feb. 12, 2021

Signature

Managing Member
Title

Karen N. Dunnigan
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

AXCESSNET, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
AxcessNet, LLC
Concord, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AxcessNet, LLC (a Massachusetts Limited Liability Company) as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AxcessNet, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AxcessNet, LLC's management. Our responsibility is to express an opinion on AxcessNet, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AxcessNet, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Supplemental Schedule under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of AxcessNet, LLC's financial statements. The supplemental information is the responsibility of AxcessNet, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Supplemental Schedule under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg, Rosenblatt, Kull + Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

We have served as AxcessNet, LLC's auditors since
January 9, 2007, except for the period from February 28, 2015
through December 20, 2016.

Worcester, Massachusetts
February 18, 2019

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 17,603
Prepaid expenses	3,315
Total assets	$ 20,918

LIABILITIES AND MEMBERS' EQUITY

Accrued liabilities	$ 7,000
Members' equity	13,918
Total liabilities and members' equity	$ 20,918

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenues:	
Success fees	$ 35,000
Consulting and advisory fees	42,000
Total revenues	77,000
Expenses:	
Professional services	10,809
Technology	4,000
Regulatory fees	1,563
Research and marketing services	30,895
Insurance - bond	275
Travel	7,393
Miscellaneous	1,152
Total expenses	56,087
Net income	$ 20,913

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

Members' equity - beginning	$	19,586
Net income		20,913
Members' distributions, net		(26,581)
Members' equity - ending	$	13,918

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Operating activities:	
Net income	$ 20,913
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(2,940)
Accrued liabilities	1,000
Net cash provided by operating activities	18,973
Financing activities:	
Members' distributions, net	(26,581)
Net decrease in cash	(7,608)
Cash - beginning	25,211
Cash - ending	$ 17,603

The accompanying notes are an integral part of the financial statements

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates them in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debt and other obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable:

Accounts receivable are recorded at cost less an allowance for expected credit losses. The Company develops its estimate of credit losses on accounts receivable by considering all available information (past, current, and future) relevant to assessing the collectability of cash flows.

The Company had no receivables at December 31, 2018.

(2) <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Revenue Recognition:

On January 1, 2018, the Company adopted FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The new guidance sets forth a revenue recognition model which replaces the prior revenue recognition guidance. The underlying principle of the new standard is that a business will recognize revenue upon satisfaction of performance obligations, that is, the transfer of promised goods or services to customers in an amount that reflects what the Company expects to receive in exchange for the goods or services.

As a provider of services, the Company's performance obligations are promises in its contracts to perform a distinct service or services for its clients. A contract exists when it becomes a legally enforceable agreement. Each contract will define each party's rights, the payment terms and other contractual terms and conditions for the services to be provided. The performance obligations promised in a contract are identified based on the services to be performed that are both capable of being distinct and are distinct in the context of the contract. We have concluded that each separate financial transaction as outlined in our contracts for services as disclosed above in Note 1 should be accounted for as the single performance obligation. The transaction price is as provided in the contract based on the on the specific financial transaction achieved and is therefore recognized as revenue when or as the client receives the benefit of the performance obligation. The transaction price is determined based on the consideration to which the Company will be entitled to receive in exchange for completion of services to the client.

There were no open contracts at the date of initial application and therefore under the modified retrospective transition method, there was no cumulative effect adjustment to opening members' equity at January 1, 2018 on the initial application. The adoption of the new revenue recognition guidance was immaterial to the statements of income, financial condition, and cash flows as of and for the year ended December 31, 2018.

Success fees, consulting and advisory fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Consideration is typically received within approximately 30 days from the time of the transaction's closing. In certain instances, the Company receives amounts in advance of the transaction's closing. These advance receipts are recognized as revenue over time as the performance obligations are satisfied by the Company. Management exercises judgment in determining when performance obligations are satisfied.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2018, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 7,000
Net capital	$ 10,603
Ratio of aggregate indebtedness to net capital	.660 to 1

(4) CONCENTRATIONS

The Company's revenue stream is derived from contracts negotiated by the managing member of the Company. The Company may have no, or a limited number of, active contracts at any time. In 2018, revenues were from one customer. The members plan to continue the Company's operations and are committed to providing capital contributions when necessary.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the date of the Statement of Financial Condition through February 18, 2019, the date these financial statements were available to be issued.

AXCESSNET, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net capital:	
Total members' equity	$ 13,918
Less - non-allowable assets:	
Prepaid expenses	3,315
Net capital	$ 10,603
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 7,000
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 120% of required capital	$ 4,603
Ratio: Aggregate indebtedness to net capital	0.660

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2018):

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2018.

See report of registered independent public accounting firm

AXCESSNET, LLC
SCHEDULE II
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from SEC Rule 15c3-3, "Customer Protection - Reserves and Custody of Securities", pursuant to paragraph (k)(2)(i). Therefore, the supplementary schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission" have not been included in the supplementary information or the disclosures to the financial statements.

See report of independent registered public accounting firm

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members
AxcessNet, LLC
Concord, Massachusetts

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) AxcessNet, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AxcessNet, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) AxcessNet, LLC stated that AxcessNet, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AxcessNet, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AxcessNet, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greenberg, Rosenblatt, Kull + Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 18, 2019

AXCESSNET, LLC
192 PARTRIDGE LANE
CONCORD, MA 02421

February 2, 2019

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
306 Main Street, Suite 400
Worcester, MA 01608

To Whom It May Concern:

AxcessNet, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

AxcessNet, LLC

I Eyal Shavit, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By Shavit

Title President